FOR IMMEDIATE RELEASE

VUANCE Ltd. Announces 2009 Third Quarter Results

Company Achieves Operating Profitability on a Non-GAAP Basis and Narrows Net Loss
VUANCE Announces Management Changes

FRANKLIN, Wis., Nov. 19 /PRNewswire-FirstCall/ — VUANCE Ltd. (Pink Sheets: VUNCF - News), a leading provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and critical situation management, today announced operating results for the third quarter period ending September 30, 2009.

Operational Highlights

•
The Company achieved operating profitability on a non-GAAP basis, reporting non-GAAP operating income (see reconciliation between GAAP and non-GAAP results at the end of this press release) of $19,000 compared to a non-GAAP operating loss of $1.1 million in the third quarter last year. Compared sequentially to the second quarter, the Company reported a non-GAAP operating loss of $267,000 in the second quarter of 2009.

•	Gross profit margins on a non-GAAP basis expanded $663,000 basis points to 65.3% in the third quarter compared to 56.6% in the year-ago third quarter.
•
The Company announced that Derek P. Trimble has joined VUANCE as Vice President of sales and Marketing. Mr. Trimble joins VUANCE with over 25 years of Sales and Marketing experience in the Security Industry. Recent roles included past President of OSI security Devices and 10 years with Johnson Controls Security Solutions/Cardkey where he most recently served as Vice President of Marketing and New Product Development and earlier as VP International Sales.

•
Lior Maza, the Company's Chief Financial Officer, has left to pursue other opportunities. On an interim basis, Eyal Tuchman, the Company's CEO, will serve as principal financial officer working with the Company's financial team. Mr. Maza will continue to serve the Company as a consultant on an interim basis to assist with the transition.

•	VUANCE has secured a market maker and submitted an application to have its common stock listed on the Over-the-Counter Bulletin Board (OTC BB).

Management Changes

Effective this month, Derek P. Trimble joined VUANCE as its new Vice President of Sales and Marketing. Mr. Trimble brings 20 years of proven success in the security, national integration and related manufacturing industries in both the private and public sectors. Most recently, he was with OSI Security Devices/Stanley Works, where he served as President for two years, successfully repositioning OSI Security Devices to enable it to be acquired for a significant premium Stanley Works. In this role he was successful in securing contract commitments from nine OEM partners leading to more than 80% growth in incremental business compared to sales before his appointment. Previously, he served as Senior Marketing Manager at Johnson Controls following Johnson's acquisition of Cardkey, where he had served as Vice President of Marketing and New Product Development.

"I am excited to leverage my skills and relationships to help grow VUANCE's opportunities and further the Company's leadership position in the RFID-based security space," Mr. Trimble commented. "VUANCE has an exciting and innovative suite of products and technologies and is well-positioned for accelerating success as airports, universities, and other entities turn to technology to provide access control and security in an increasingly dangerous world. I'm excited about the opportunities in front of us."

In addition, Lior Maza, the Company's chief financial officer, left to pursue other opportunities. On an interim basis, Mr. Maza will serve as a consultant to the Company to effect a seamless transition and Mr. Eyal Tuchman, the Company's chief executive officer, will serve as the principal financial officer working directly with the Company's financial team. The Company has begun a search for a permanent CFO.

Mr. Tuchman commented, "We are excited to add a proven industry leader like Derek Trimble to our team and believe he can help us to expand our product and technology offerings and grow our revenues. His relationships within the industry will help us to add partners and will open the door to new opportunities for VUANCE."

Third Quarter 2009 Selected Unaudited Financial Results

Revenues for the quarter ended September 30, 2009 decreased 30.8% to $4.0 million compared to $5.8 million in the year-ago third quarter. The third quarter revenue increased compared sequentially to the $3.7 million reported for the second quarter of 2009. The year-over-year decrease was largely driven by a decrease in revenues from the airport security project that was fully completed during the third quarter 2009.

Gross profit decreased 20.2% to $2.6 million for the third quarter compared to $3.3 million for the prior-year third quarter. Gross profit margin for the quarter was 65.3% compared to 56.6% in the third quarter last year, a 690 basis point improvement, and compared sequentially to 59.2% in the second quarter. Total operating expenses for the quarter were $2.9 million, flat sequentially compared to the second quarter and down 38.5% compared to the $4.7 million for the third quarter 2008. The Company reported a loss from operations for the quarter of $279,000 compared sequentially to a loss from operations of $647,000 for the second quarter and compared to a loss from operations of $1.4 million in the year-ago third quarter.

The net loss was $487,000, or $0.09 per basic and diluted share (based on 5.6 million weighted average shares) compared to a net loss of $2.2 million, or $0.43 per basic and diluted share (based on 5.2 million shares) last year. Sequentially, the $487,000 net loss compares to a net loss of $819,000, or $(0.15) per basic and diluted share, for the three months ended June 30, 2009 (based on 5.5 million weighted average shares).

On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release), excluding stock-based compensation and the effect of amortization of intangible assets related to acquisitions, total operating expenses for the quarter were $2.6 million down 40.4% compared to the $4.3 million for the third quarter 2008. On a non-GAAP basis, the Company posted operating income of $19,000 compared sequentially to a non-GAAP operating loss of $267,000 in the second quarter and compared to a loss from operations of $1.1 million in the third quarter of last year. Net loss on a non-GAAP basis was $189,000 in the third quarter of 2009 compared sequentially to a non-GAAP net loss of $439,000 in the second quarter and compared to a non-GAAP net loss of $1.8 million in the third quarter last year.

Mr. Tuchman commented, "We are now seeing the benefits of the cost-cutting initiatives put in place earlier this year, as we have achieved an operating profit (on a non-GAAP basis). We have continued to reduce SG&A expenses and plan to operate with this low cost structure as we focus on growing sales profitably. We continue to see steady demand for our RFID solutions, and our Critical Situation Management Systems (CSMS) technology represents a growth area for us. We have built a presence in Israel, where spending on security, inventory and access control systems is growing rapidly, and believe this market will be strong for us during 2010, complementing our presence in North America and Europe."

Revenues for the nine months ended September 30, 2009 decreased 21.1% to $12.0 million compared with revenues of $15.2 million during the same period in 2008. Gross profit decreased 19.1% to $7.1 million for the nine months versus $9 million for the year-ago period. Gross profit margin for the nine months was 59.1% compared to gross profit margin of 59.5% for the year-ago period. Total operating expenses for the nine months were $8.7 million, compared to total operating expenses of $13.6 million for the prior-year. The Company reported a loss from operations of $1.7 million compared to a loss from operations of $4.6 million for the year-ago period. The net loss from continuing operations was $2.2 million, or $(0.40) per basic and diluted share, for the nine months compared with a net loss from continuing operations of $7.7 million, or $(1.49) per basic and diluted share, in the year-ago period based on 5.5 million and 5.1 million weighted average shares outstanding, respectively. The Company reported a net loss of $2.2 million, or $(0.41) per basic and diluted share, for the nine months compared with a net loss of $7.7 million, or $(1.49) per basic and diluted share, in the year-ago period.

On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release), excluding non-cash stock-based compensation and amortization of intangible assets during the first nine months of 2009, the Company reported a non-GAAP operating loss of $686,000 compared with a non-GAAP operating loss of $3.6 million last year. For the nine months ended September 30, 2009, the Company's non-GAAP net loss from continuing operations totaled $1.2 million, or $(0.22) per basic and diluted share, versus a non-GAAP net loss from continuing operations of $5.9 million, or $(1.15) per basic and diluted share, last year. For the nine months ended September 30, 2009, the Company's non-GAAP net loss totaled $1.3 million, or $(0.23) per basic and diluted share, versus a non-GAAP net loss of $5.9 million, or $(01.15) per basic and diluted share, last year.

VUANCE completed the quarter with cash, restricted cash and cash equivalents totaling $1.4 million and approximately $369,000 utilized on its accounts receivable-based credit line as of September 30, 2009.

The Company's financial results have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, VUANCE uses non-GAAP measures of operational profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123®, amortization of intangible assets related to acquisitions, Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses. VUANCE management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company's on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About VUANCE Ltd.

VUANCE Ltd. develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. VUANCE solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company's comprehensive product line enables end-to-end solutions that can be employed to successfully overcome the most difficult security challenges. Its Critical Situation Management System (CSMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. VUANCE is serious about security.

VUANCE Ltd. is headquartered in Qadima Israel Its common stock is listed on the Pink sheets under the symbol "VUNCF.PK." For more information, visit www.vuance.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company's periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company's independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact
Hayden IR
Brett Maas, 646-536-7331
brett@haydenir.com

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2009	2008
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$975	$812
Restricted cash deposit	453	2,150
Trade receivables, net of allowance for doubtful accounts	1,729	840
Other accounts receivable and prepaid expenses	385	1,074
Inventories	808	1,307
Assets attributed to discontinued operations	-	260

Total current assets	4,350	6,443

INVESTMENTS AND LONG-TERM RECIVABLES:
Severance pay fund	272	314

PROPERTY AND EQUIPMENT, NET	256	218

OTHER ASSETS
Goodwill	685	685
Intangibles assets and deferred charges	1,111	1,275
Total Other Assets	1,796	1,960

TOTAL ASSETS	$6,674	$8,935

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2009	2008
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
Short-term bank credit	$369	$299
Trade payables	1,969	1,714
Employees and payroll accruals	246	247
Accrued expenses and other liabilities	2,696	5,007
Convertible bonds	288	3,157

Total current liabilities	5,568	10,424

LONG-TERM LIABILITIES:
Convertible bonds (*)	2,796	-
Long-term loan and others (*)	1,454	-
Accrued severance pay	312	378

Total long-term liabilities	4,562	378

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDER’S DEFICIT	(3,456)	(1,867)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$6,674	$8,935

(*)
In August and November 2009, the Company amended the agreement with holders of convertible bonds under which the parties agreed to set up a new payment schedule of the total debt. As a result, an amount of $4,164 (convertible bond, unpaid interest and additional amounts) was classified as long-term liabilities.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008
	Unaudited

Revenues	$11,985	$15,197	$3,995	$5,774
Cost of revenues	4,899	6,155	1,389	2,507

Gross profit	7,086	9,042	2,606	3,267

Operating expenses:
Research and development	1,328	2,074	457	611
Selling and marketing	5,672	9,059	1,916	3,247
General and administrative	1,756	2,496	512	830

Total operating expenses	8,756	13,629	2,885	4,688

Operating loss	(1,670)	(4,587)	(279)	(1,421)
Financial expenses, net	(487)	(3,003)	(198)	(770)

Loss before taxes on income	(2,157)	(7,590)	(477)	(2,191)

Taxes on income	(24)	(123)	(10)	(8)

Net loss from continuing operations	(2,181)	(7,713)	(487)	(2,199)
Loss from discontinuing operations	(65)	-	-	-

Net loss	$(2,246)	$(7,713)	$(487)	$(2,199)

Basic and diluted loss from continuing operations	$(0.40)	$(1.49)	$(0.09)	$(0.43)
Basic and diluted loss from discontinuing operations	$(0.01)	$-	$-	$-
Basic and diluted net loss per share	$(0.41)	$(1.49)	$(0.09)	$(0.43)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,453,701	5,146,182	5,586,713	5,155,881

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Nine months ended September 30, 2009				Nine months ended September 30, 2008
	GAAP	Adjustment		Non-GAAP	GAAP	Adjustment		Non-GAAP

	Unaudited				Unaudited

Revenues	$11,985	-		$11,985	$15,197	-		$15,197
Cost of revenues	4,899	(6	)(a)	4,893	6,155	(13	)(a)	6,142

Gross profit	7,086	6		7,092	9,042	13		9,055

Operating expenses:
Research and development	1,328	(451	)(a)(b)	877	2,074	(399	)(a)(b)	1,675
Selling and marketing	5,672	(326	)(a)(b)	5,346	9,059	(370	)(a)(b)	8,689
General and administrative	1,756	(201	)(a)	1,555	2,496	(203	)(a)	2,293

Total operating expenses	8,756	(978	)(a)(b)	7,778	13,629	(972	)(a)(b)	12,657

Operating loss	(1,670)	984		(686)	(4,587)	985		(3,602)
Financial expenses, net	(487)	-		(487)	(3,003)	809	(c)	(2,194)

Loss before taxes on income	(2,157)	984		(1,173)	(7,590)	1,794		(5,796)
Taxes on income	(24)	-		(24)	(123)	-		(123)

Net loss from continuing operations	(2,181)	984		(1,197)	(7,713)	1,794		(5,919)
Loss from discontinuing operations	65	-		65	-	-		-

Net loss	$(2,246)	$984		$(1,262)	$(7,713)	$1,794		$(5,919)

Basic and diluted loss from continuing operations	$(0.40)	$0.18		$(0.22)	$(1.49)	$0.34		$(1.15)
Basic and diluted loss from discontinuing operations	$(0.01)	$-		$(0.01)	$-	$-		$-
Basic and diluted net loss per share	$(0.41)	$0.18		$(0.23)	$(1.49)	$0.34		$(1.15)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,453,701	5,453,701		5,453,701	5,146,182	5,146,182		5,146,182

(a)	The effect of stock-based compensation.
(b)	The effect of amortization of intangibles assets related to acquisition.
(c)	Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses.

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Three months ended September 30, 2009				Three months ended September 30, 2008
	GAAP	Adjustment		Non-GAAP	GAAP	Adjustment		Non-GAAP

	Unaudited				Unaudited

Revenues	$3,995	-		$3,995	$5,774	-		$5,774
Cost of revenues	1,389	(1	)(a)	1,388	2,507	(3	)(a)	2,504

Gross profit	2,606	1		2,607	3,267	3		3,270

Operating expenses:
Research and development	457	(158	)(a)(b)	299	611	(114	)(a)(b)	497
Selling and marketing	1,916	(84	)(a)(b)	1,832	3,247	(144	)(a)(b)	3,103
General and administrative	512	(55	)(a)	457	830	(88	)(a)	742

Total operating expenses	2,885	(297	)(a)(b)	2,588	4,688	(346	)(a)(b)	4,342

Operating (loss) Income	(279)	298		19	(1,421)	349		(1,072)
Financial expenses, net	(198)	-		(198)	(770)	94	(c)	(676)

Loss before taxes on income	(477)	298		(179)	(2,191)	443		(1,748)
Taxes on income	(10)	-		(10)	(8)	-		(8)

Net loss	$(487)	$298		(189)	$(2,199)	$443		$(1,756)

Basic and diluted net income (loss) per share	$(0.09)	$0.05		$(0.04)	$(0.43)	$0.09		$(0.34)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,586,713	5,586,713		5,586,713	5,155,881	5,155,881		5,155,881

(a)	The effect of stock-based compensation.
(b)	The effect of amortization of intangibles assets related to acquisition.
(c)	Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses.

 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Nine months ended September 30,		Three months ended September 30,
	2009	2008	2009	2008
	Unaudited
Cash flows from operating activities:
Net loss	$(2,246)	$(7,713)	$(487)	$(2,199)
Less: Loss for the period from discontinued operations	(65)	-	-	-
Net income (loss) from continuing operations	(2,181)	(7,713)	(487)	(2,199)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	534	489	175	164
Accrued severance pay, net	(24)	14	(3)	1
Stock based compensation	565	650	178	238
Amortization of deferred charges	-	159	-	-
Amortization of discount on convertible bonds	-	810	-	95
Increase in trade receivables	(815)	(1,168)	(288)	(1,248)
Decrease (increase) in other accounts receivable and prepaid expenses	689	1,672	(22)	559
Decrease (increase) in inventories	499	(772)	97	(327)
Increase in trade payables	243	809	668	625
Decrease in employees and payroll accruals	(1)	(71)	(29)	(125)
Increase (decrease) in accrued expenses and other liabilities	(1,103)	(736)	339	1,153
Capital loss from sale of marketable securities	-	862	-	287
Increase in value of marketable securities, net	-	-	-	(252)
Exchange differences on principle of long-term loan	-	5	-	-

Net cash provided by (used in) operating activities from continuing operations	(1,594)	(4,990)	628	(1,029)
Net cash provided by operating activities from discontinued operations	195	-	-	-
Net cash used in operating activities	(1,399)	(4,990)	628	(1,029)

Cash flows from investing activities:
Purchase of property and equipment	(91)	(55)	(75)	(2)
Capitalization of software and intangible assets	-	(21)	-	(21)
Proceeds from restricted cash deposits, net	1,697	1,185	535	550
Proceeds from sale of marketable securities of other company	-	3,192	-	893
Net cash provided by investing activities	1,606	4,301	460	1,420

Cash flows from financing activities:
Short-term bank credit, net	70	(45)	(203)	-
Principal payment of long-term loan and convertible bonds	(49)	(438)	(16)	-
Payment to former owner of the acquiree	(65)	-	-	-
Proceeds from exercise of options, net	*-	9	-	9

Net cash provided by (used in) financing activities	(44)	(474)	(219)	9

Increase (decrease) in cash and cash equivalents	163	(1,163)	869	400
Cash and cash equivalents at the beginning of the period	812	2,114	106	551

Cash and cash equivalents at the end of the period	$975	$951	$975	$951
* Less than $1

Supplemental disclosure of cash flows information:

Acquisition of certain assets and liabilities of Intelli-Site, Inc.:
Assets and liabilities of the subsidiaries, as of date of purchase:
Working capital (excluding cash and cash equivalents)	$(62)	$-	$-	$-
Property and equipment, net	(4)	-	-	-
Intangible assets	(313)	-	-	-
Shares issued	68	-	-	-
Liabilities to former owner of the acquiree (*)	311	-	-	-

	$-	$-	$-	$-

Cash paid during the period for:
Interest	$59	$8	$56	$1
Taxes on income	$24	$123	$10	$8

1.
During the nine months period and the three months period ended September 30, 2009 an amount of $63 and $20, respectively related to accounts payable was repaid using issuance of shares capital. During the nine months period and the three months period ended September 30, 2008 an amount of $70 and $0, respectively related to accounts payable was repaid using issuance of shares capital.

2.	.
3.
During the nine months period and the three months period ended September 30, 2008 an additional amount of $276 and $0, respectively was recorded as goodwill with respect to the acquisition of SHC as a result of clarifying of certain provisions of the acquired entity.

(*) Including $68 which represents the acquisition date fair value of contingent consideration.